Filed Pursuant to Rule 433

Registration Statement No. 333-200089

Dated November 30, 2016

The Bank of Nova Scotia

U.S.$600,000,000 FLOATING RATE SENIOR NOTES DUE 2019

Issuer:	The Bank of Nova Scotia (the “Bank”)

Title of Securities:	Floating Rate Senior Notes due 2019

Principal Amount:	U.S.$600,000,000

Maturity Date:	December 5, 2019

Price to Public:	100.000%, plus accrued interest, if any, from December 5, 2016

Underwriters’ Fee:	0.200%

Net Proceeds to the Bank After Underwriters’ Fee and Before Expenses:	U.S.$598,800,000

Pricing Benchmark:	3-month USD LIBOR (Reuters LIBOR01)

Spread to Benchmark:	+ 62 basis points

Interest Payment Dates:	March 5, June 5, September 5 and December 5 of each year, commencing on March 5, 2017

Interest Determination Date:	The second London banking day preceding the first day of the relevant interest period

Day Count / Business Day Convention:	Actual/360; Modified Following, Adjusted

Trade Date:	November 30, 2016

Settlement Date:	December 5, 2016 (T+3)

CUSIP / ISIN:	064159 JD9 / US064159JD92

Underwriters:

Underwriter	Principal Amount of Floating Rate Senior Notes due 2019 to Be Purchased
Merrill Lynch, Pierce, Fenner & Smith Incorporated	U.S.$	420,000,000
Scotia Capital (USA) Inc.		180,000,000

Total	U.S.$	600,000,000

The Bank has filed a registration statement (File No. 333-200089) (including a base shelf prospectus dated December 1, 2014) and a preliminary prospectus supplement dated November 30, 2016 (including the base shelf prospectus, the “Prospectus”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus and the documents incorporated therein by reference that the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov or by visiting the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) website, which may be accessed at www.sedar.com. Alternatively, the Bank or any underwriter participating in the offering will arrange to send you the Prospectus and any document incorporated therein by reference if you request such documents by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 and Scotia Capital (USA) Inc. at 1-800-372-3930.